NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca; MCK:TSX-VENTURE

05013012

FILE No.
82-3874

SEC MAIL PROCESSING
RECEIVED
DEC 02 2005
WASH. D.C. 185 SECTION

November 21, 2005

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated November 21, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

For BARBARA O'NEILL

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

dlw 12/5

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

NOVEMBER 21, 2005

News Release: **05-12**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Resources Ltd to proceed with Meridian gold-silver project

Manson Creek Resources Ltd (Manson Creek) is pleased to announce that it intends, subject to regulatory approval, to proceed with the Meridian gold-silver property option.

The 675 ha Meridian property was the subject of a late October due diligence visit by Manson Creek personnel. In the course of the visit, a number of samples were taken, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings.

Mine dump samples ranged from 0.53 to 90.60 g/t gold and 0.20 to 563 g/t silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits ran 46.6 g/t gold and 24.7 g/t silver over a length of 10 meters. Manson Creek is encouraged by the sampling results and is planning an aggressive exploration campaign for 2006.

The property is located 45 kilometers south of Revelstoke, British Columbia and has all season road access. The claim group hosts five past producing gold mines which saw intermittent production between 1900 and 1943. This consolidated land position allows Manson Creek to fully evaluate the potential of the well developed and substantial mineralized system.

The Manson Creek website is undergoing an update and will be available in the coming weeks. The new website will contain updated information on all of the current Manson Creek projects.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.
Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

NOVEMBER 21, 2005

News Release: **05-12**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Resources Ltd to proceed with Meridian gold-silver project

Manson Creek Resources Ltd (Manson Creek) is pleased to announce that it intends, subject to regulatory approval, to proceed with the Meridian gold-silver property option.

The 675 ha Meridian property was the subject of a late October due diligence visit by Manson Creek personnel. In the course of the visit, a number of samples were taken, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings.

Mine dump samples ranged from 0.53 to 90.60 g/t gold and 0.20 to 563 g/t silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits ran 46.6 g/t gold and 24.7 g/t silver over a length of 10 meters. Manson Creek is encouraged by the sampling results and is planning an aggressive exploration campaign for 2006.

The property is located 45 kilometers south of Revelstoke, British Columbia and has all season road access. The claim group hosts five past producing gold mines which saw intermittent production between 1900 and 1943. This consolidated land position allows Manson Creek to fully evaluate the potential of the well developed and substantial mineralized system.

The Manson Creek website is undergoing an update and will be available in the coming weeks. The new website will contain updated information on all of the current Manson Creek projects.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

NOVEMBER 21, 2005

News Release: **05-12**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Resources Ltd to proceed with Meridian gold-silver project

Manson Creek Resources Ltd (Manson Creek) is pleased to announce that it intends, subject to regulatory approval, to proceed with the Meridian gold-silver property option.

The 675 ha Meridian property was the subject of a late October due diligence visit by Manson Creek personnel. In the course of the visit, a number of samples were taken, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings.

Mine dump samples ranged from 0.53 to 90.60 g/t gold and 0.20 to 563 g/t silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits ran 46.6 g/t gold and 24.7 g/t silver over a length of 10 meters. Manson Creek is encouraged by the sampling results and is planning an aggressive exploration campaign for 2006.

The property is located 45 kilometers south of Revelstoke, British Columbia and has all season road access. The claim group hosts five past producing gold mines which saw intermittent production between 1900 and 1943. This consolidated land position allows Manson Creek to fully evaluate the potential of the well developed and substantial mineralized system.

The Manson Creek website is undergoing an update and will be available in the coming weeks. The new website will contain updated information on all of the current Manson Creek projects.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director
